Description of Securities
Registered Under Section 12 of the
Securities Exchange Act of 1934

The following description of the common stock, without par value (“Common Stock”), of The Timken Company, an Ohio corporation (the “Company”), is a summary and is qualified in its entirety by provisions of Ohio law and by reference to the terms and provisions of the Company’s articles of incorporation and regulations, which are incorporated herein by reference and attached as exhibits to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.

The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, 10,000,000 shares of Class I Serial Preferred Stock, without par value (“Class I Serial Preferred Stock”), and 10,000,000 shares of Class II Serial Preferred Stock, without par value (“Class II Serial Preferred Stock”).

Common stock

Subject to the restriction described below, the holders of Common Stock are entitled to receive dividends from funds legally available when, as and if declared by the Company’s board of directors (the “Board”) and, upon the Company’s liquidation, dissolution or winding up, are entitled to receive pro rata the Company’s net assets after satisfaction in full of the prior rights of the Company’s creditors and holders of any preferred stock.

Except as otherwise provided by law or stated below, the holders of Common Stock are entitled to one vote for each share held on all matters as to which stockholders are entitled to vote, voting jointly as a single class with the holders of Class II Serial Preferred Stock.

No holder of any shares of Common Stock has any right to cumulate voting power in any election of directors.

The holders of Common Stock do not have any preferential, subscriptive or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of capital stock or of securities convertible into the Company’s capital stock. Common Stock is not subject to redemption and does not have any conversion rights. All of the issued and outstanding shares of Common Stock are fully paid and non-assessable.

Preferred stock

The Company’s preferred stock is divided into two classes: Class I Serial Preferred Stock and Class II Serial Preferred Stock. Holders of Class I Serial Preferred Stock have preference rights superior to both the holders of Class II Serial Preferred Stock and the holders of Common Stock. Holders of Class II Serial Preferred Stock have preference rights superior to the holders of Common Stock. The following description of the Company’s preferred stock applies to both classes, unless otherwise specified.

The Company’s preferred stock may be issued from time to time in one or more series with such distinctive serial designations as are fixed by the Board and with such rights, preferences and limitations as are fixed by the Board or required by law. Satisfaction of dividend preferences of any outstanding preferred stock would reduce the amount of funds available for the payment of dividends on Common Stock. In the event of the Company’s voluntary or involuntary liquidation, dissolution or winding up, holders of preferred stock would be entitled to receive a preferential payment before any payment is made to holders of shares of Common Stock. The Company may not purchase, retire or otherwise acquire any Common Stock unless all dividends and sinking fund installments with respect to any outstanding preferred stock due and payable have been paid. The Class I Serial Preferred Stock offers limited voting rights.

The holders of Class I Serial Preferred Stock and Class II Serial Preferred Stock do not have cumulative voting rights or any preferential, subscriptive or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of capital stock or securities convertible into the Company’s capital stock.

Anti-takeover provisions in the Company’s articles of incorporation and regulations

The Company’s regulations provide that the Board may fix the number of directors within a range of nine to eighteen directors, to the extent consistent with applicable law.

The provisions of the Company’s regulations may be amended, to the extent permitted by Chapter 1701 of the Ohio Revised Code, by the Board. In addition, the Company’s articles of incorporation and regulations may be amended by the affirmative vote of the holders of record entitled to exercise a majority of the voting power on such proposal, if such proposal has been recommended by a vote of the Board then in office as being in the best interests of the Company and its shareholders.

Although these provision are intended to encourage potential acquiring persons to negotiate with the Board and to provide for continuity and stability of management, these provision may have an anti-takeover effect. By making it more time consuming for a substantial shareholder to gain control of the Board, these provisions may render more difficult, and may discourage, a proxy contest or the assumption of control of the Company or the removal of the incumbent directors.

Certain anti-takeover provisions of Ohio law

Section 1701.831 of the Ohio Revised Code requires the prior authorization of the shareholders of an “issuing public corporation” in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of 20% or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power. In the event an acquiring person proposes to make such an acquisition, the person is required to deliver to the corporation a statement disclosing, among other things, the number of shares owned, directly or indirectly, by the person, the range of voting power that may result from the proposed acquisition and the identity of the acquiring person. Within ten days after receipt of this statement, the corporation must call a special meeting of shareholders to vote on the proposed acquisition. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting excluding the voting power of all “interested shares.” Interested shares include any shares held by the acquiring person and those held by officers and directors of the corporation. Section 1701.831 does not apply to a corporation if its articles of incorporation or code of regulations state that the statute does not apply to that corporation. The Company is an “issuing public corporation” for purposes of the statute. The Company’s articles of incorporation and regulations do not contain a provision opting out of this statute.

Chapter 1704 of the Ohio Revised Code prohibits certain corporations from engaging in a “chapter 1704 transaction” with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, among other things:

•	the articles of incorporation expressly provide that the corporation is not subject to the statute (the Company has not made this election); or

•	the board of directors of the corporation approves the chapter 1704 transaction or the acquisition of the shares before the date the shares were acquired.

After the three-year moratorium period, the corporation may not consummate a chapter 1704 transaction unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the voting power in the election of directors and the holders of a majority of the voting shares, excluding all shares beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or the shareholders receive certain minimum consideration for their shares. A chapter 1704 transaction includes certain mergers, sales of assets, consolidations, combinations and majority-share acquisitions involving an interested shareholder. An interested shareholder is defined to include, with limited exceptions, any person who, together with affiliates and associates, is the beneficial owner of a sufficient number of shares of the corporation to entitle the person, directly or indirectly, alone or with others, to exercise or direct the exercise of 10% or more of the voting power in the election of directors after taking into account all of the person’s beneficially owned shares that are not then outstanding. The application of Chapter 1704 and Section 1701.831 may have the effect of delaying, deferring or preventing a change of control involving the Company.